September 23, 2008

Michael McTiernan

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          AirShares™ EU Carbon Allowances Fund

Registration Statement on Form S-1

Registration No. 333-145448

Filed July 29, 2008

Dear Mr. McTiernan:

We are responding to comments received from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2008 relating to AirShares™ EU Carbon Allowances Fund’s registration statement on Form S-1, filed with the Commission on July 29, 2008 (the “S-1”) (Registration No. 333-145448).

We appreciate the Staff’s comments.  For your convenience, our responses are prefaced by your corresponding comment (in bold text).  As requested, three copies each of the amended S-1, and a blackline reflecting our revisions to the S-1 are enclosed.  Page references in the responses refer to pages in the clean version of the amended S-1, filed on September 12, 2008.

Fees and Expenses, page 10

1.             We note that you disclose that brokerage commissions and fees are not expected to exceed 0.009% of the NAV of the Fund annually.  This disclosure appears inconsistent with the annual brokerage fee of 0.0525% utilized within the breakeven table on page 12.  Please advise.

Response:             The brokerage commissions and fees disclosed in the break-even table on page 12 of the Disclosure Document, and discussed in footnote 5 thereto, are not intended to be an estimate of the Fund’s annual brokerage commissions and fees.  The break-even table is intended to describe the estimated expenses, including brokerage fees and commissions, applicable to one hypothetical purchase of one Basket and sale thereof twelve months later.  Footnote 5 to the break-even table has been revised to clarify this point.  For purposes of estimating the Fund’s annual brokerage commissions, the Sponsor has assumed that, in any given year, fewer Baskets will be redeemed than will be created.  Based in part on this assumption, the Sponsor does not expect brokerage commissions and fees to exceed 0.009% of the NAV of the Fund annually although the actual amount of brokerage commissions and fees in any given year may be greater.

Plan of Distribution, page 57

2.             If known, please disclose the name of the initial Authorized Participant.  If the initial Authorized Participant intends to publicly distribute shares, please revise to state that the initial Authorized Participant is acting as an underwriter with respect to those shares.

Response:             The requested disclosures regarding the initial Authorized Participant have been included on page 60.  If the identity of the initial Authorized Participant changes, the identity of the new initial Authorized Participant will be reflected in a pre-effective amendment to the S-1.

Financial Statements

3.             In an amended filing, please provide your auditors’ report in connection with the audited financial statements of AirShares EU Carbon Allowances Fund.  Additionally, include a consent from such auditor.

Response:             The auditor’s report is included on page F-1.  The consent of the auditor is included as Exhibit 23.1.

4.             Please provide the audited financial statements for XShares Advisors LLC as of the end of its most recent fiscal year end within Form S-1.  Additionally, please provide a consent from your auditor with respect to such audited financial statements.  Finally, please provide the audited balance sheet for the parent of XShares Advisors LLC in your amended filing along with the respective auditor consent.

Response:             We understand that the Staff has determined not to pursue this comment.

Sincerely,

/s/ David W. Jaffin
David W. Jaffin